UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-39258

METEN HOLDING GROUP LTD.

(Translation of registrant’s name into English)

3rd Floor, Tower A

Tagen Knowledge & Innovation Center

2nd Shenyun West Road, Nanshan District

Shenzhen, Guangdong Province 518000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously disclosed in its current report on Form 6-K dated December 22, 2021, Meten Holding Group Ltd. (the “Company”) entered into a joint venture agreement (the “Joint Venture Agreement”) with four individuals, pursuant to which all parties agreed to form a joint venture for the purpose of engaging in the business of researching, developing, manufacturing and selling cryptocurrency mining machines (the “Joint Venture”). The Company held 21% of the equity interests in the Joint Venture, with the option to acquire the equity interests held by the other parties to the Joint Venture Agreement under certain conditions as set forth in the Joint Venture Agreement.

On October 19, 2022, the Company disclosed in its current report on Form 6-K that the Company proposed to enter into an equity transfer agreement with each of the four other equity holders of the Joint Venture. The Equity Transfer Agreement was approved by the Company’s board of directors through a set of resolutions dated November 2, 2022. On December 31, 2022, the Company entered into a definitive equity transfer agreement (the “Equity Transfer Agreement”), a copy of which is attached hereto as exhibit 10.1, pursuant to which the Company issued 3,532,841 ordinary shares of the Company, par value $0.003 per share, valued at RMB7,120,478, to the four equity holders on November 10, 2022. The equity transfer procedures of the Joint Venture is in process as of the date of this report, and the Company expects such procedures to be completed by the end of November 2022.

EXHIBIT INDEX

No.	Description
10.1	Equity Transfer Agreement entered into by and among Meten Holding Group Ltd., Vermilion Bird Holding Group Limited, ZX Investment Group Limited, LIAO Manning, and Yun Feng Assets Inc., dated October 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2022

Meten Holding Group Ltd.

By:	/s/ Siguang Peng
Name:	Siguang Peng
Title:	Chief Executive Officer

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